Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell the Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase dated March 7, 2025, and the related Letter of Transmittal (as defined below) and any amendments, supplements or other modifications thereto, and is being made to all holders of the Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of the Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Merger Sub (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

BLUEBIRD BIO, INC.

at

$3.00 in cash per share, plus one contingent value right per share representing the right to receive a contingent payment of $6.84 in cash upon the achievement of the milestone by

BEACON MERGER SUB, INC., a wholly owned subsidiary of

BEACON MIDCO, INC., a wholly owned subsidiary of

BEACON PARENT HOLDINGS, L.P., whose general partner is

BEACON GENERAL PARTNER, LLC, an affiliate of

CARLYLE PARTNERS GROWTH, L.P.

SK CAPITAL PARTNERS VI-A, L.P. and SK CAPITAL PARTNERS VI-B, L.P.

Beacon Merger Sub, Inc. (“Merger Sub”) is a Delaware corporation and wholly owned subsidiary of Beacon Midco, Inc., a Delaware corporation and wholly owned subsidiary of Beacon Parent Holdings, L.P. (“Parent”), a Delaware limited partnership, whose general partner is Beacon General Partner, LLC, a Delaware limited liability company. Parent is controlled by Carlyle Partners Growth, L.P., a Delaware limited partnership, SK Capital Partners VI-A, L.P., a Cayman Islands exempted limited partnership, and SK Capital Partners VI-B, L.P., a Cayman Islands exempted limited partnership. Merger Sub is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of bluebird bio, Inc., a Delaware corporation (the “Company”), in exchange for (i) $3.00 in cash per Share on the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”), subject to any applicable withholding taxes and without interest thereon (the “Closing Amount”), plus (ii) one contingent value right (each, a “CVR”) per Share, subject to and in accordance with the terms and conditions set forth in the Contingent Value Rights Agreement that will be entered into by and among Parent, a rights agent mutually agreeable to Parent and the Company, and, solely for certain purposes, the Surviving Corporation (as defined below) (the “CVR Agreement”), representing the right to receive one contingent payment of $6.84 in cash, subject to any applicable withholding taxes and without interest thereon, payable upon the achievement of $600 million in Net Sales (as defined in the CVR Agreement) of the pharmaceutical products currently marketed by the Company under the brand names ZYNTEGLO, SKYSONA and LYFGENIA products (such achievement, the “Milestone”) in any consecutive twelve calendar month period ending on or prior to December 31, 2027, all upon the terms and subject to the conditions set forth in the Merger Agreement (the Closing Amount plus one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer, the “Offer Price”).

Tendering stockholders who are record owners of their Shares and who tender directly to Equiniti Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Merger Sub pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON APRIL 4, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 21, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub, pursuant to which, as soon as practicable following the date and time of the irrevocable acceptance for payment (the “Acceptance Time”) by Merger Sub of Shares validly tendered and not validly withdrawn pursuant to and subject to the conditions set forth in Section 15 of the Offer to Purchase –“Conditions to the Offer” (collectively, the “Offer Conditions”) subject to the satisfaction of or, if permitted by applicable law, waiver of certain conditions, and in any event no later than one business day thereafter, Merger Sub will merge with and into the Company (the “Merger”), and the Company will survive the Merger as an indirect wholly owned subsidiary of Parent (the “Surviving Corporation”), on the terms and subject to the conditions set forth in the Merger Agreement.

The Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and will be effected by Merger Sub and the Company without a stockholder vote pursuant to the DGCL as soon as practicable following the Acceptance Time, subject to the satisfaction or, if permitted by applicable law, waiver of certain conditions, and in any event no later than one business day thereafter.

At the effective time of the Merger (being the time and day of the filing of the certificate of merger in accordance with the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware or at such later time and day as may be agreed in writing by Parent and the Company and specified in the Certificate of Merger in accordance with the DGCL, the “Effective Time”), each Share issued and outstanding at the commencement of the Offer and immediately prior to the Effective Time (excluding Shares owned by Parent, Merger Sub or the Company, or by any direct or indirect wholly owned subsidiary of Parent or Merger Sub, in each case, at the commencement of the Offer and immediately prior to the Effective Time, any Shares irrevocably accepted for purchase pursuant to the Offer (“Accepted Shares”), and any Shares held by stockholders who are entitled to demand, and who shall have properly and validly demanded their statutory rights of appraisal in respect of such Shares in compliance with Section 262 of the DGCL), shall be canceled and extinguished and automatically converted into the right to receive the Offer Price upon compliance with the procedures set forth in the Merger Agreement (the “Merger Consideration”), without interest thereon and subject to any applicable withholding tax pursuant to the Merger Agreement and the CVR Agreement; provided that, at the election of Parent, any Shares owned by any direct or indirect subsidiary of the Company that are not Accepted Shares will instead receive shares of the Surviving Corporation of equivalent value. As a result of the Merger, the Company will cease to be a publicly traded company and will become an indirect wholly owned subsidiary of Parent.

Pursuant to the terms of the Merger Agreement, each restricted stock unit with respect to Shares that is, at the time of determination, subject to vesting or forfeiture conditions, and that is not a Company PSU (as defined below) (but including, for clarity, any Company PSU that is subject solely to service-based vesting conditions as of the Effective Time) (each, a “Company RSU”) that is outstanding as of immediately prior to the Effective Time, will accelerate and become fully vested effective immediately prior to, and contingent upon the occurrence of, the Effective Time. Effective as of immediately prior to the Effective Time, each Company RSU that is outstanding immediately prior thereto shall, by virtue of the Merger, automatically and (except as otherwise provided in the Merger Agreement) without any action on the part of the Company, Parent or the holder thereof, be canceled and terminated and converted into the right to receive from the Surviving Corporation, subject to the terms of the Merger Agreement, (A) an amount in cash (without interest) equal to the product obtained by multiplying (1) the aggregate number of Shares underlying such Company RSU immediately prior to the Effective Time, by (2) the Closing Amount; plus (B) one CVR with respect to each Share subject to such Company RSU immediately prior to the Effective Time (in each case, as adjusted to reflect any increases to the Offer Price).

Pursuant to the terms of the Merger Agreement, effective as of immediately prior to the Effective Time, each performance-based restricted stock unit with respect to Shares that is, at the time of determination, subject to performance based vesting or forfeiture conditions (each, a “Company PSU”) that is outstanding and vested as of immediately prior to the Effective Time (or that will become vested as required under the terms of the applicable Company stock plan and/or governing award or other agreements currently in place as of the date of the Merger Agreement) will by virtue of the Merger automatically and (except as otherwise provided in the Merger Agreement) without any action on the part of the Company, Parent or the holder thereof, be canceled and terminated and converted into the right to receive from the Surviving Corporation, subject to the terms of the Merger Agreement, (A) an amount in cash (without interest) equal to the product obtained by multiplying (1) the aggregate number of Shares underlying such Company PSU immediately prior to the Effective Time (assuming that the applicable performance goals have been deemed to be achieved at the greater of target and actual level of performance as determined by the compensation committee of the board of directors of the Company (the “Company Board”) in its discretion), by (2) the Closing Amount; plus (B) one CVR with respect to each such Share subject to such Company PSU immediately prior to the Effective Time (in each case, as adjusted to reflect any increases to the Offer Price). Other than the Company PSUs addressed by the preceding sentence, each other Company PSU that is outstanding immediately prior to the Effective Time shall by virtue of the Merger automatically and (except as otherwise provided in the Merger Agreement) without any action on the part of the Company, Parent or the holder thereof, be canceled and terminated without any consideration payable therefor.

Pursuant to the terms of the Merger Agreement, effective as of immediately prior to the Effective Time, each stock option to purchase Shares (each, a “Company Option”) that is outstanding and unexercised immediately prior thereto shall by virtue of the Merger automatically and (except as otherwise provided in the Merger Agreement) without any action on the part of the Company, Parent or the holder thereof, be canceled and terminated without any consideration payable therefor.

Pursuant to the terms of the Merger Agreement, at the Effective Time, each outstanding warrant to purchase or otherwise acquire Shares that is outstanding and unexercised as of immediately prior to the Effective Time shall be canceled and extinguished for no consideration pursuant to the terms thereof.

The Offer is subject to the Offer Conditions, including, but not limited to: (i) there having been validly tendered and not validly withdrawn in accordance with the terms of the Offer, and “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL), a number of Shares that, together with the other Shares then owned by Parent, Merger Sub and any of their direct or indirect wholly owned subsidiaries (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” as defined in Section 251(h) of the DGCL, by the “depository” for the Offer), represents at least one more Share than 50% of the total number of outstanding Shares at the Expiration Time (the “Minimum Condition”), (ii) the required regulatory approvals applicable to the Transactions (as defined below) contemplated by the Merger Agreement under any foreign antitrust law of certain specified jurisdictions shall have been obtained and (iii) no governmental authority of competent and applicable jurisdiction shall have (A) enacted, issued or promulgated any law that is in effect as of immediately prior to the Expiration Time and has the effect of making the Offer, the acquisition of Shares by Parent or Merger Sub, or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Shares by Parent or Merger Sub, or the Merger, or (B) issued or granted any order that is in effect as of immediately prior to the Expiration Time and has the effect of making the Offer, the acquisition of Shares by Parent or Merger Sub, or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Shares by Parent or Merger Sub, or the Merger (the “No Injunction Condition”). The Offer is not subject to any financing condition.

The term “Expiration Time” means one minute after 11:59 p.m., New York City time, on April 4, 2025, unless the Offer is extended pursuant to and in accordance with the Merger Agreement. In the event that the Offer is extended pursuant to and in accordance with the Merger Agreement, then the term “Expiration Time” means such subsequent time.

The Company Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (the “Transactions”), are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable for the Company to enter into the Merger Agreement and consummate the Transactions contemplated therein, (ii) approved and declared advisable the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein, (iii) resolved that the Merger Agreement and the Merger be governed by Section 251(h) of the DGCL and that the Merger be effected as soon as practicable following the Acceptance Time without a vote of the Company stockholders, and (iv) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the holders of the Shares accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, which resolutions, except to the extent expressly permitted by the Merger Agreement, have not been rescinded, modified or withdrawn in any way.

The Merger Agreement contains provisions that govern the circumstances under which Merger Sub is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that:

•

Merger Sub shall (and Parent shall cause Merger Sub to) extend the Offer for the minimum period required by any applicable law or order or any rule, regulation, interpretation or position of the SEC or Nasdaq or their staff (including in order to comply with the Exchange Act Rule 14e-1(b) in respect of any change in the Offer Price) or as may be necessary to resolve any comments of the SEC or Nasdaq or their staff, in each case, as applicable to the Offer, the Company’s Solicitation/Recommendation Statement on Schedule 14D 9 (as it may be amended, supplemented or otherwise modified from time to time, the “Schedule 14D 9”), the Company’s Tender Offer Statement on Schedule TO (as it may be amended, supplemented or otherwise modified from time to time, the “Schedule TO”) or the Offer to Purchase and forms of the Letter of Transmittal and summary advertisement, if any, and other required or customary ancillary documents and exhibits, in each case, in respect of the Offer (collectively and together with any supplements or amendments thereto, and including all exhibits thereto, the “Offer Documents”);

•

if, as of any then-scheduled Expiration Time, any Offer Condition is not satisfied or waived (if permitted by the Merger Agreement), Merger Sub may (and, if requested by the Company, shall, and Parent shall cause Merger Sub to) extend the Offer for one or more successive extension periods of up to ten business days each (or any longer period as may be agreed in writing by Parent and the Company) in order to permit the satisfaction of all of the Offer Conditions, provided, however, that if the sole then unsatisfied Offer Condition is the Minimum Condition, Merger Sub shall not be required to extend the Offer for more than three occasions in consecutive periods of up to ten business days each, and neither Parent nor Merger Sub shall terminate or withdraw the Offer prior to the then scheduled Expiration Time unless the Merger Agreement is validly terminated in accordance with its terms, in which case Merger Sub shall (and Parent shall cause Merger Sub to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one business day) after termination of the Merger Agreement; and

•

neither Parent nor Merger Sub may extend the Offer in any manner other than pursuant to and in accordance with, and as expressly permitted by, the Merger Agreement, without the prior written consent of the Company in its sole and absolute discretion.

The Merger Agreement provides that Parent and Merger Sub may not extend the Offer beyond the Termination Date without the prior written consent of the Company in its sole and absolute discretion. The “Initial Termination Date” means April 25, 2025, as such date may be extended pursuant to the Merger Agreement or by the mutual written consent of the parties thereto, the “Termination Date”.

If the Offer is consummated, Parent and Merger Sub are not required to and will not seek the approval of the Company’s remaining stockholders before effecting the Merger.

Parent and Merger Sub expressly reserve the right, at any time and from time to time, to waive, in whole or in part, any of the Offer Conditions, to make any change in the terms of or conditions to the Offer in a manner consistent with the terms of the Merger Agreement or to increase the Offer Price; provided, however, that notwithstanding the foregoing or anything to the contrary set forth therein, without the prior written consent of the Company, Parent and Merger Sub may not (and Parent shall not permit Merger Sub to): (i) waive or modify specified Offer Conditions, including the Minimum Condition or the No Injunction Condition; or (ii) make any change in the terms of or conditions to the Offer that (A) changes the form of consideration to be paid in the Offer; (B) decreases the Offer Price or the number of Shares sought in the Offer; (C) extends the Offer or the Expiration Time, except as permitted or required by the Merger Agreement; (D) imposes conditions or requirements on the Offer other than the Offer Conditions; (E) amends or modifies any term or condition of the Offer in any manner that is (or would reasonably be expected to be) material and adverse to the Company stockholders; or (F) would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Offer, the Merger or the other Transactions contemplated by the Merger Agreement.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Time. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

Merger Sub is not providing for guaranteed delivery procedures. Therefore, Company stockholders must allow sufficient time for the necessary tender procedures to be completed prior to the Expiration Time. In addition, for Company stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or, in the case of a book-entry transfer, an “agent’s message” in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary prior to the Expiration Time. Company stockholders must tender their Shares in accordance with the procedures set forth in the Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.

For purposes of the Offer, Merger Sub will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn to Merger Sub as, if and when Merger Sub gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. On the terms and subject to the Offer Conditions, payment for the Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Merger Sub and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Merger Sub extends the Offer, is delayed in its acceptance for payment of or payment for the Shares or is unable to accept the Shares for payment pursuant to the Offer for any reason, then, without prejudice to Merger Sub’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on Merger Sub’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 of the Offer to Purchase. However, Merger Sub’s ability to delay the payment for the Shares that Merger Sub has accepted for payment is limited by Rule 14e 1(c) under the Exchange Act, which requires Merger Sub to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. Under no circumstances will Merger Sub pay interest on the Offer Price for Shares, including by reason of any extension of the Offer or any delay in making such payment.

In all cases, Merger Sub will pay for Shares validly tendered and not validly withdrawn and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (1) the certificates evidencing such Shares (the “Share Certificates”) (2) confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase with respect to Shares held in “street” name, (3) in the case of Share Certificates, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and (4) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer of Shares held in “street” name, an “agent’s message” in lieu of the Letter of Transmittal and such other documents.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders are irrevocable, except that if Merger Sub has not accepted your Shares for payment within 60 days after commencement of the Offer, you may withdraw them at any time after May 6, 2025, the 60th day after commencement of the Offer, until Merger Sub accepts your Shares for payment.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”) unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares validly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be re-tendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the Expiration Time.

The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Merger Sub with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of the Shares. The Offer to Purchase and the related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of the Shares whose names appear on the stockholder list and will be furnished for subsequent transmittal to beneficial owners of the Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash and CVRs in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss recognized, and the timing and character of such gain or loss, depend on the U.S. federal income tax treatment of the CVRs, with respect to which there is a significant amount of uncertainty. See Section 5 of the Offer to Purchase for a more detailed discussion of the material U.S. federal income tax consequences of the Offer and the Merger. You are urged to consult with your own tax advisors to determine the tax consequences to you of tendering your Shares in the Offer or having your Shares exchanged for cash and CVRs pursuant to the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions or requests for assistance should be directed to Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”) at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other materials related to the Offer may also be obtained at Merger Sub’s expense from the Information Agent. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer. Such copies will be furnished promptly at Merger Sub’s expense. Merger Sub will not pay any brokerage fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call toll free: (877) 825 8793

Banks and Brokers may call collect: (212) 750 5833

March 7, 2025